02042065

CITY DEVELOPMENTS LIMITED

城市發展有限公司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: 2212266 (30 LINES) FAX: 2232746

Our Ref : GCSS-EL/1421/02/LTR

19 June 2002

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

SEC MAIL PROCESSING RECEIVED JUN 21 2002 WASH, D.C. 154 SECTION

PROCESSED JUL 01 2002 THOMSON FINANCIAL

SUPPL

P

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 11 June 2002 (Millennium & Copthorne Hotels plc – Incorporation of Subsidiary – M&C Hotels Holdings Limited);

(ii) Letter dated 12 June 2002 with enclosure (Republic Hotels & Resorts Limited – Announcement of Interim Results on or around end June 2002);

(iii) Announcement dated 12 June 2002 (Republic Hotels & Resorts Limited – Announcement of Interim Results on or around end June 2002); and

(iv) Letter dated 17 June 2002 with enclosures (Republic Hotels & Resorts Limited – Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited to acquire all the issued and paid-up ordinary shares of S$1.00 each in the capital of Republic Hotels & Resorts Limited not already owned by the Offeror as at the Date of Offer).

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 6/26

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

CITY DEVELOPMENTS LIMITED

Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited

17 June 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited (the "Offeror") to acquire all the issued and fully-paid ordinary shares of S$1.00 each in the capital of Republic Hotels & Resorts Limited ("RHR") not already owned by the Offeror as at the Date of the Offer (the "Offer Shares")

We attach herewith:

(i) a copy of the announcement issued by HSBC for and on behalf of the Offeror on 17 June 2002 in connection with the despatch of the Offer Document dated 17 June 2002 to the shareholders of RHR; and

(ii) a copy of the announcement issued by RHR informing its shareholders that RHR will be issuing no later than 1 July 2002 a circular to its shareholders containing the advice of the financial adviser to the independent directors of RHR and the recommendation of the independent directors of RHR on the Offer.

RHR.pd Despatch.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 17/06/2002 to the SGX

VOLUNTARY UNCONDITIONAL CASH OFFER

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

M&C Hotels Holdings Limited
(previously known as Chamberfrost Limited)
(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc

(Incorporated in England and Wales)

to acquire all the issued and fully-paid ordinary shares of S$1.00 each in the capital of

Republic Hotels & Resorts Limited
(Incorporated in the Republic of Singapore)

not already owned by the Offeror as at the date of the Offer

VOLUNTARY UNCONDITIONAL CASH OFFER (THE "OFFER") BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (THE "OFFEROR") TO ACQUIRE ALL THE ISSUED AND FULLY-PAID ORDINARY SHARES OF S$1.00 EACH IN THE CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED ("RHR") NOT ALREADY OWNED BY THE OFFEROR AS AT THE DATE OF THE OFFER (THE "OFFER SHARES")

1. DESPATCH OF OFFER DOCUMENT

HSBC wishes to announce, for and on behalf of the Offeror, a wholly-owned subsidiary of Millennium and Copthorne Hotels plc, that the offer document dated 17 June 2002 (the "Offer Document"), which contains full details of the Offer, together with the Form of Acceptance and Authorisation ("FAA") and/or the Form of Acceptance and Transfer ("FAT"), was despatched on 17 June 2002 to depositors ("Depositors") whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with the Offer Shares and to the shareholders of the Offer Shares ("Shareholders") whose names appear in the Register of Members of RHR.

Depositors and Shareholders who do not receive the Offer Document and the relevant acceptance forms within a week from the date hereof should contact CDP or M & C Services Private Limited, as the case may be, immediately at the following respective addresses:

The Central Depository (Pte) Limited 20 Cecil Street #07-02/05 Singapore Exchange Singapore 049705 Tel: 6535 7511	M & C Services Private Limited 138 Robinson Road #17-00 The Corporate Office Singapore 068906 Tel: 6227 6660

Copies of the FAA may be obtained by Depositors from CDP upon production of satisfactory evidence that their securities accounts with CDP are or will be credited with the Offer Shares.

Copies of the FAT may be obtained by Shareholders from M & C Services Private Limited upon production of satisfactory evidence of title to the Offer Shares.

2. CLOSING DATE

The Offer will be open for acceptance until **3.30 p.m. on 19 July 2002 or such later date(s) as may be announced from time to time by or on behalf of the Offeror.**

Full details of the procedures for acceptance of the Offer are set out in Appendix IV to the Offer Document, and in the FAA and the FAT.

3. RESPONSIBILITY STATEMENT

The directors of the Offeror and Millennium and Copthorne Hotels plc (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Hongkong and Shanghai Banking Corporation Limited

For and on behalf of
M&C Hotels Holdings Limited

17 June 2002

MASNET No. 42 OF 17.06.2002
Announcement No. 42

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED

The Board of Directors of Republic Hotels & Resorts Limited (the "**Company**") refers to the announcement made by the Company on 31 May 2002 in relation to the voluntary unconditional cash offer (the "**Offer**") by the Hongkong & Shanghai Banking Corporation Limited ("**HSBC**") for and on behalf of M&C Hotels Holdings Limited (previously known as Chamberfrost Limited) (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company not already owned by the Offeror as at the date of the Offer (the "**Offer Shares**"), and the Offer Document dated 17 June 2002 issued by HSBC for and on behalf of the Offeror.

The Company will be issuing no later than ***1 July 2002***, a circular (the "**Circular**") to shareholders of the Company (the "**Shareholders**") containing the advice of ANZ Singapore Limited, the financial adviser to the independent Directors of the Company, and the recommendation of the independent Directors of the Company on the Offer. In the meantime, Shareholders are advised to refrain from taking any action in relation to their Offer Shares which may be prejudicial to their interests.

The Company will make an announcement to inform Shareholders as soon as it despatches the Circular.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Date: 17 June 2002

Submitted by Boey Mui Tiang, Company Secretary on 17/06/2002 to the SGX

REPUBLIC HOTELS & RESORTS LIMITED

ANNOUNCEMENT OF INTERIM RESULTS ON OR AROUND END JUNE 2002

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by the Hongkong and Shanghai Banking Corporation Limited ("**HSBC**") for and on behalf of M&C Hotels Holdings Limited (previously known as Chamberfrost Limited) (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company not already owned by the Offeror as at the date of the Offer (the "**Shares**").

The Company plans to issue its unaudited results for the five-month period commencing 1 January 2002 and ending on 31 May 2002 (the "**Interim Results**") on or around the end of June 2002. The Company also proposes to include the Interim Results in the circular(s) that will be despatched to shareholders of the Company ("**Shareholders**") containing the recommendation of the independent directors of the Company (the "**Independent Directors**") and the opinion of the financial advisor to the Independent Directors, ANZ Singapore Limited, in connection with the Offer. The Interim Results will therefore be available for Shareholders' consideration of the Offer.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their shares in the Company which may be prejudicial to their interests.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Date: 12 June 2002

Submitted by Boey Mui Tiang, Company Secretary on 12/06/2002 to the SGX

MASNET No. 39 OF 12.06.2002

CITY DEVELOPMENTS LIMITED

ANNOUNCEMENT OF INTERIM RESULTS ON OR AROUND END JUNE 2002 BY SUBSIDIARY, REPUBLIC HOTELS & RESORTS LIMITED

12 June 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

ANNOUNCEMENT OF INTERIM RESULTS ON OR AROUND END JUNE 2002 BY SUBSIDIARY, REPUBLIC HOTELS & RESORTS LIMITED

We attach herewith a copy of the announcement in connection with the above subject which was released on 12 June 2002 by Republic Hotels & Resorts Limited, a subsidiary of Millennium & Copthorne Hotels plc which in turn is a subsidiary of the Company.

annceinterimresults1

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 12/06/2002 to the SGX

CITY DEVELOPMENTS LIMITED

INCORPORATION OF SUBSIDIARY

11 June 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

INCORPORATION OF SUBSIDIARY

We write to inform you that Millennium & Copthorne Hotels plc, an indirect subsidiary of the Company, has incorporated a wholly owned subsidiary, particulars of which are as follows:-

Name of Company	:	M&C Hotels Holdings Limited (formerly known as Chamberfrost Limited)
Date of Incorporation	:	2 April 2002
Country of Incorporation	:	England and Wales
Principal Activity	:	Investment holding
Authorised Share Capital	:	£100.00 comprising 100 ordinary shares of £1.00 each
Issued & Paid up Share Capital	:	£1.00 comprising 1 ordinary share of £1.00

Yours faithfully
CITY DEVELOPMENTS LIMITED

ENID LING PEEK FONG
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 11/06/2002 to the SGX